Exhibit 4.5

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

Date of Report: August 15, 2025

This management’s discussion and analysis (“MD&A”) for Elemental Altus Royalties Corp. (the “Company” or “Elemental Altus”) is intended to help the reader understand the significant factors that have affected Elemental Altus and its subsidiaries’ performance, as well as factors that may affect its future performance.

The information contained in this MD&A for the three and six months ended June 30, 2025 should be read in conjunction with the unaudited condensed interim consolidated financial statements for the same period together with the audited consolidated financial statements for the year ended December 31, 2024. The information contained within this MD&A is as of August 15, 2025.

The referenced unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). All figures are expressed in US dollars, the Company’s presentation and functional currency, unless otherwise indicated. Additional information is available on the Company’s SEDAR+ profile at www.sedarplus.ca.

Contents

1.	DESCRIPTION OF THE BUSINESS	3

2.	OVERALL PERFORMANCE	4

3.	ROYALTY PORTFOLIO	7

4.	PRINCIPAL ROYALTIES	8

5.	DISCUSSION OF OPERATIONS	11

6.	SUMMARY OF QUARTERLY RESULTS	13

7.	LIQUIDITY AND CAPITAL RESOURCES	14

8.	BORROWINGS	14

9.	NON-IFRS MEASURES	15

10.	FINANCING ACTIVITIES	17

11.	OFF-BALANCE SHEET ARRANGEMENTS	17

12.	ACCOUNTING STANDARDS RECENTLY ADOPTED	18

13.	RELATED PARTY TRANSACTIONS	18

14.	FINANCIAL INSTRUMENTS	19

15.	OUTSTANDING SHARE DATA	21

16.	RISKS& UNCERTAINTIES	21

17.	FORWARD-LOOKING STATEMENTS	22

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

1.	DESCRIPTION OF THE BUSINESS

Elemental Altus is a TSX Venture Exchange (“TSX-V”) listed precious metals royalty company focused on acquiring royalties and streams over producing, or near producing, assets from established operators and counterparties.

The Company’s gold-focused royalty portfolio includes several top-tier operators and is diversified by jurisdiction, serving to reduce operating risk to the Company and to the individual investor. By relying on advanced assets, the Company is able to minimize funding and development risks that are outside Elemental Altus’ control. Elemental Altus focuses on acquiring royalty assets located in multiple mining jurisdictions to seek to mitigate the risks of political instability and policy changes.

The Company’s common shares are listed on the TSX-V under the symbol “ELE” and the OTCQX under the symbol “ELEMF”.

The Company’s current portfolio includes nine producing royalties spread across six jurisdictions as well as nearly seventy other royalty interests. This portfolio represents a stable current revenue profile with organic opportunities to increase future revenue. The Company benefits from strong shareholder support from its material investor, Tether Investments S.A. de C.V. (“Tether”), and from other institutional investors.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

2.	OVERALL PERFORMANCE

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$’000	$’000	$’000	$’000
Total revenue	9,094	3,752	20,733	7,079
Adjusted revenue*	10,497	5,201	23,758	9,948
Cash flows from operations	13,222	378	15,594	553
Adjusted cash flows from operations*	14,410	1,435	17,704	2,605
Total net profit / (loss)	160	(114)	3,608	(1,128)
Adjusted EBITDA*	8,784	3,441	20,255	6,640

	2025	2024	2025	2024
	GEO	GEO	GEO	GEO
Total attributable Gold Equivalent Ounces (“GEO”)	3,184	2,211	7,790	4,494

* See the “Non-IFRS Measures” section of this MD&A.

Highlights and key developments

•	On February 21, 2025, the Company repaid the remaining outstanding loan principal of $3 million, fully settling its debt. As of the date of this report, the Company has no outstanding borrowings and has access to its undrawn $50 million facility.

•	From Q1 2025, the Korali-Sud gold royalty has commenced generating revenue. The Company holds a 3% Net Smelter Return (“NSR”) royalty on the first 226,000 ounces of gold produced from the Diba deposit and an uncapped 2% NSR thereafter. In addition to the royalty income, the agreement includes a series of production-based milestone payments. The first milestone payment of $1 million is due to be received.

•	In April 2025, the Company received total proceeds of AUD $15.4 million from its Ming gold stream receivable, which consisted of a cash payment of AUD $7.5 million and an equity interest valued at AUD $7.9 million in Firefly Metals Ltd. The Company subsequently sold its equity interest for AUD $7.6 million.

Subsequent to June 30, 2025

•	In July 2025, the Company paid the second tranche of $1.5 million to Cornish Metals Inc. as part of the acquisition of an uncapped 4% NSR over the Mactung Tungsten Project. The Company initially paid $3.0 million in August 2024.

•	In August 2025, Arizona Sonoran Copper Company Inc. (“Arizona Sonoran”) has exercised their rights to buyback 0.14% NSR of the Cactus Project Royalty, for a cash consideration of $1.9 million. The Company initially acquired a 0.68% NSR royalty over the Cactus Project. Following the completion of the buyback, the Company retains a 0.54% NSR royalty interest in the project.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

Revenue & GEO Performance

The following table summarizes the Company’s revenue from royalty interests during the three and six months ended June 30, 2025 and 2024. Adjusted revenue also includes accrued royalty revenue from equity investments for the same periods (see section 10 – Non-IFRS Measures).

	Three months ended June 30,		Six months ended June 30,
	2025 $’000	2024 $’000	2025 $’000	2024 $’000
Revenue from royalties
Amancaya	-	28	-	100
Ballarat	613	236	1,087	290
Bonikro	3,229	866	5,422	1,795
Karlawinda	2,184	1,303	4,027	2,483
Korali-Sud	2,513	-	9,161	-
Mercedes	273	218	504	483
Mount Monger	9	-	13	-
Mount Pleasant	96	64	168	160
SKO	177	103	351	173
Wahgnion	-	604	-	1,265
Total revenue	9,094	3,422	20,733	6,749

Royalty revenue from equity investments
Other income	-	330	-	330
Caserones[1]	1,403	1,449	3,025	2,869
Adjusted revenue	10,497	5,201	23,758	9,948

(1)	The Caserones royalty is held by Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) in which the Company held an effective 24.4% equity interest as at June 30, 2025.

The following table summarizes the Company’s GEOs from royalty interests during the three and six months ended June 30, 2025 and 2024.

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Amancaya	-	12	-	47
Ballarat	186	100	351	126
Bonikro	979	368	1,741	814
Karlawinda	662	554	1,302	1,121
Korali-Sud	762	-	3,071	-
Mercedes	83	93	163	221
Mount Monger	3	-	4	-
Mount Pleasant	29	27	54	73
SKO	54	44	115	78
Wahgnion	-	257	-	575
Total GEOs from royalty interests	2,758	1,455	6,801	3,055

Other income	-	140	-	140
Caserones[1]	426	616	989	1,299
Total GEOs[1]	3,184	2,211	7,790	4,494

(1) See the “Non-IFRS Measures” section of this MD&A.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

2025 Guidance

Elemental Altus remains on track to meet record guidance of 11,600 to 13,200 GEOs, translating to increased record adjusted revenue of US$35 million to US$40 million, based on a gold price of US$3,000/oz. Production is anticipated to be weighted towards the first half of the year, driven by first gold sales from the Korali-Sud royalty

This guidance represents a 38% increase in GEOs and 74% year-on-year increase in adjusted revenue at the mid-point of guidance, with full exposure to higher gold prices.

As disclosed in section 4 (“Wahgnion”) of this MD&A, Wahgnion revenue has not been recognized for Q1 and Q2 2025 as the Q1 and Q2 royalty statements have not yet been provided by Wahgnion management. Royalty revenue earned in Q1 and Q2 2025 will be recognised in a subsequent reporting period once the royalty statement is received.

The Company expects to recognize a full year of revenue from Wahgnion in 2025. The Company remains on track to meet the lower end of its 2025 guidance range even in the event that revenue from Wahgnion is not recognised in 2025.

The Company is in communication with Wahgnion’s management and external auditors and expects royalty statements and payment to be received in full in 2025

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

3.	ROYALTY PORTFOLIO

Elemental Altus’ focus is on securing royalties over high-quality precious metals assets with established operators. As at June 30, 2025, the Company owns over seventy royalties. Elemental Altus has nine royalties that are currently paying, including five in Australia, two in Chile, and one each in Burkina Faso, Côte d’Ivoire and Mexico. The following table lists the producing and notable development royalty that Elemental Altus currently owns either directly, or indirectly through its subsidiaries and associates as at the date of this report. Royalty Type means either a net smelter return (NSR), gross revenue royalty (GRR), net profit interest (NPI), or royalty per production ounce.

Project	Operator	Location	Commodity	Stage	Royalty Type
Ballarat	Victory Minerals Pty Ltd	Australia	Gold	Production	2.5% NSR
Bonikro	Allied Gold Corp.	Côte d’Ivoire	Gold	Production	4.5% NSR
Cactus	Arizona Sonoran Copper Company	USA	Copper	Feasibility	0.54% NSR
Caserones	Lundin Mining Corp.	Chile	Copper	Production	0.473% NSR
Karlawinda	Capricorn Metals Ltd	Australia	Gold	Production	2% NSR
Korali-Sud	Allied Gold Corp.	Mali	Gold	Production	3% NSR
Laverton	Focus Minerals Ltd	Australia	Gold	Feasibility	2% GRR
Mercedes	Bear Creek Mining Corp.	Mexico	Gold, Silver	Production	1% NSR
Mt. Pleasant	Zijin Mining Group	Australia	Gold	Production	5% NPI or A$10/oz
Pickle Crow	FireFly Metals Ltd	Canada	Gold	Feasibility	2.25% NSR
South Kalgoorlie	Northern Star Resources Ltd	Australia	Gold	Production	A$10/oz
Wahgnion	Société de Participation Minière du Burkina	Burkina Faso	Gold	Production	1% NSR

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

4.	PRINCIPAL ROYALTIES

Karlawinda

Location:	Western Australia
Commodity:	Gold
Operator:	Capricorn Metals Ltd. (ASX:CMM) (“Capricorn”)
Royalty:	2% NSR royalty

Update

•	Q2 2025 gold production from Karlawinda was 32,216 ounces (Q2 2024: 26,835 ounces)

•	Capricorn produced 117,076 ounces of gold in the 12 months ending June 2025, reaching the upper end of the Company’s original 110,000 to 120,000 ounce production guidance

•	Capricorn announced regulatory approval of a major expansion study for Karlawinda, targeting a throughput increase of between 2.0 and 2.5 million tonnes per annum (“Mtpa”), an approximate 50% increase in throughput on the current 4.5 Mtpa, targeting annual production of 150,000 ounces

•	Elemental Altus’ uncapped 2% NSR royalty will provide up to approximately 3,000 GEOs annually based on the higher 150,000 ounce per annum production rate

•	Karlawinda’s mine life remains 10 years with significant further potential to increase Reserves and Resources

Caserones

Location:	Chile
Commodity:	Copper
Operator:	Lundin Mining Corp. (TSX:LUN) (“Lundin Mining”)
Royalty:	0.473% NSR royalty (held through associate company, SLM California)

Update

•	In Q2 2025, the Company accrued adjusted royalty revenue of $1.4 million (Q2 2024: $1.4 million), based on reported sales of 29,290 tonnes of copper

•	Copper production guidance remains at 115-125kt for 2025. Higher copper head grades anticipated in the second half of the year, together with strong cathode production are expected to sustain 2025 annual production guidance

•	During Q2 2025, exploration drilling commenced at the Caserones pit targeting deep high-grade copper breccias, with additional drilling completed at Angelica, targeting copper sulphides beneath the existing Angelica oxide deposit

Bonikro

Location:	Cote d’Ivoire
Commodity:	Gold
Operator:	Allied Gold Corp. (TSX:AAUC) (“Allied”)
Royalty:	Up to 4.5% NSR royalty, capped at 560,000 ounces

Update

•	Royalty attributable sales in Q2 2025 was 23,469 ounces (Q2 2024: 17,753 ounces) due to the majority of production being sourced from royalty linked areas

•	Bonikro remained on plan in the quarter, benefiting from mine sequencing into higher-grade zones and stable plant performance.

•	Stripping at Pushback 5 is expected to expose higher-grade materials in H2 2025, 2026, and 2027

•	There are approximately 380,000 payable ounces remaining until the royalty cap is reached.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

Korali-Sud (Diba)

Location:	Mali
Commodity:	Gold
Operator:	Allied Gold Corp. (TSX:AAUC) (“Allied”)
Royalty:	3% NSR royalty, stepping down to 2% after first 226koz

Update

•	Q2 2025 gold sales from Korali-Sud was 26,783 ounces (Q2 2024: nil)

•	2025 revenue is expected to be heavily weighted towards H1 2025 with production from Korali-Sud exceeding expectations for the quarter

•	Approval for co-processing of Korali-Sud and Sadiola ore was received during the quarter and started on May 6, 2025

•	Approximately 120,000 ounces of attributable production from the Diba deposit are remaining at the higher 3% NSR royalty rate

Wahgnion

Location:	Burkina Faso
Commodity:	Gold
Operator:	Burkina Faso
Royalty:	1% NSR royalty

Update:

•	The Wahgnion mine is currently undergoing an external audit, during which royalty payments to royalty holders have been temporarily paused and the Q1 and Q2 2025 royalty statement has not yet been provided

•	The Company received all royalty statements from Wahgnion management for the 2024 financial year and received payment for the first two quarters of 2024, but has not yet received payment for the second half of 2024. In addition, the Company has not yet received the royalty statements for Q1 and Q2 2025 and therefore, the Company has not yet received the necessary information to support the recognition of royalty income for Q1 and Q2 2025. Royalty revenue earned in Q1 and Q2 2025 will be recognised in a subsequent reporting period once the royalty statement is received. As at June 30, 2025, the accrued income balance includes $1.1 million in post-tax royalty receivables from Wahgnion

•	The Company is in communication with Wahgnion’s management and external auditors and expects royalty statements and payment to be received in full in 2025

Cactus

Location:	USA
Commodity:	Copper
Operator:	Arizona Sonoran Copper Company (TSX:ASCU) (“Arizona Sonoran”)
Royalty:	0.54% NSR royalty

Update

•	Arizona Sonoran announced the results of an NI 43-101 Preliminary Economic Assessment on its Cactus Project, outlining a conceptual open-pit operation targeting 232 million pounds average annual copper cathode production over the first 20 years of operation.

•	Arizona Sonoran announced the initiation of a Pre-Feasibility Study with targeted completion in the second half of 2025.

•	In August 2025, Arizona Sonoran Copper Company Inc. (“Arizona Sonoran”) has exercised their rights to buyback 0.14% NSR of the Cactus Project Royalty, for a cash consideration of $1.9 million. The Company initially acquired a 0.68% NSR royalty over the Cactus Project. Following the completion of the buyback, the Company retains a 0.54% NSR royalty interest in the project.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

Mercedes

Location:	Mexico
Commodity:	Gold & silver
Operator:	Bear Creek Mining Corporation (TSX-V:BCM) (“Bear Creek”)
Royalty:	1% NSR royalty

Update

•	Q2 2025 gold production from Mercedes was 7,700 ounces (Q2 2024: 9,304 ounces).

•	Mercedes has transitioned to narrow vein mining techniques to reduce dilution and improve profitability.

Ballarat

Location:	Victoria, Australia
Commodity:	Gold
Operator:	Victory Minerals Pty Ltd
Royalty:	2.5% NSR royalty, capped at A$50m in royalty payments

Update

•	Q2 2025 gold sales from Ballarat was 8,175 ounces (Q2 2024: 6,164 ounces).

•	Tailings Storage Facility 4 has been approved, providing a pathway to over 10 years of production.

•	There is approximately A$24 million remaining until the royalty cap is reached.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

5.	DISCUSSION OF OPERATIONS

The discussion of operations relates to the Company’s three and six months ended June 30, 2025 and 2024.

	Three months ended June 30,		Six months ended June 30,
	2025 $’000	2024 $’000	2025 $’000	2024 $’000
Total revenue	9,094	3,752	20,733	7,079
Depletion of royalty interests	(3,629)	(1,637)	(9,003)	(3,265)
Share of profit of associates	607	631	1,052	1,155
General and administrative expenses	(1,823)	(1,832)	(3,407)	(3,366)
Project evaluation expenses	(420)	(74)	(436)	(99)
Transaction related expenses	-	-	-	(400)
Share-based compensation expense	(556)	(353)	(1,313)	(699)
Interest income	76	63	105	92
Interest and financing expenses	(104)	(569)	(235)	(1,235)
Fair value loss on investments	(205)	(26)	(26)	(25)
Foreign exchange gain / (loss)	112	2	140	(92)
Other income	27	122	156	288
Tax expense	(1,186)	(406)	(2,351)	(708)
(Loss) / gain on disposal	(1,833)	283	(1,807)	247
Net loss on discontinued operations	-	(70)	-	(100)
Net profit / (loss) for the period	160	(114)	3,608	(1,128)

Adjusted operating cash flows(1)	14,410	1,435	17,704	2,605

Adjusted revenue(1)	10,497	5,201	23,758	9,948
Adjusted depletion(1)	(4,017)	(2,004)	(9,767)	(4,059)

Adjusted EBITDA(1)	8,784	3,441	20,255	6,640

(1)	See Non-IFRS Measures in section 9.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

Six months ended June 30, 2025

Adjusted total revenue has increased to $23.76 million (2024: $9.95 million), primarily driven by the commencement of the royalty payment from Korali-Sud generating $9.16 million revenue in the period. Total revenue increased to $20.73 million (2024: $7.08 million).

Depletion of royalty interests has increased to $9 million (2024: $3.27 million), due to the commencement of production at the Korali-Sud project and the recognition of associated revenue during the year. This contributed to a higher overall production output from the Group’s revenue-generating royalty portfolio. Adjusted depletion increased to $9.77 million (2024: $4.06 million).

General and administrative expenses remained consistent at $3.41 million (2024: $3.37 million).

Project evaluation expenses of $0.44 million (2024: $0.09 million) have increased across the period. Project evaluation expenses are incurred in the process of assessing and evaluating opportunities for the Company.

Share-based compensation increased to $1.31 million (2024: $0.70 million) due to further new issues of share options and restricted share options to the Company’s directors and employees in 2025 compared to 2024.

Interest and finance expenses decreased to $0.24 million (2024: $1.24 million). This movement is a result of the Company fully paying down its debt in Q1 2025, reducing the drawn down amount to $nil (2024: $20 million).

Tax expense for the year has increased to $2.35 million (2024: $0.71 million). The tax balance is formed of corporate tax, withholding tax recognized on royalties and on cross-border intercompany loans, which have increased in the period.

The Company recorded a net profit of $3.61 million for the six months ended June 30, 2025, compared to a net loss of $1.13 million for the six months ended June 30, 2024. The increase in net profit is due to a combination of factors, as discussed above.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

6.	SUMMARY OF QUARTERLY RESULTS

The following is selected financial data of the Company for the last eight quarters ending with the most recently completed quarter, being the three months ended June 30, 2025.

	THREE MONTHS ENDED
	June 30, 2025 $’000	March 31, 2025 $’000	December 31, 2024 $’000	September 30, 2024 $’000
Total revenue	9,094	11,639	5,519	3,725
Adjusted revenue[1]	10,497	13,261	6,827	4,825
Total net profit	160	3,448	134	630
Total net profit per share – basic and diluted	0.00	0.02	0.00	0.00
Total assets	206,467	205,064	204,167	179,159

	THREE MONTHS ENDED
	June 30, 2024 $’000	March 31, 2024 $’000	December 31, 2023 $’000	September 30, 2023 $’000
Total revenue	3,752	3,327	3,960	2,378
Adjusted revenue[1]	5,201	4,747	5,649	3,652
Total net (loss) / profit	(114)	(1,014)	2,178	(2,606)
Total net loss / profit per share – basic and diluted	(0.00)	(0.01)	0.02	(0.01)
Total assets	178,258	182,999	188,922	190,338

[1]	See Non-IFRS Measures in section 9.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

7.	LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2025, the Company’s cash balance was $24.45 million (December 31, 2024: $4.45 million) with working capital of $31.40 million (December 31, 2024: $17.74 million).

During the six months ending June 30, 2025, the Company’s operating activities generated $15.59 million (2024: generated $0.55 million), while its investing activities generated $7.33 million (2024: generated $5.84 million) and its financing activities used $3.07 million (2024: used $11.14 million).

The Company had no commitments to fund its royalties other than a contingent A$0.4 million payment on a portion of the Mount Pleasant gold royalty in Australia. At June 30, 2025, there had been no decision made to mine this portion of Mount Pleasant and therefore the contingent payment is not due.

The Company’s aggregate operating, investing and financing activities during the period plus a FX gain of $0.14 million on revaluation of cash balances resulted in an increase in its cash balance of $20 million (2024: $4.84 million decrease).

Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves and access to capital with its credit facility to meet future working capital requirements and discretionary business development opportunities.

8.	BORROWINGS

The Company has a $50 million revolving credit facility (the “Facility”), with National Bank of Canada (“NBC”), Canadian Imperial Bank of Commerce (“CIBC”), and Royal Bank of Canada (“RBC”). Depending on the company's leverage ratio, amounts drawn on the facility are subject to interest at SOFR plus 2.50% - 3.75% per annum, and the undrawn portion is subject to a standby fee of 0.56% - 0.84% per annum.

The Facility includes a number of financial covenants including maintenance of an interest coverage ratio above 3.00:1.00, maintenance of a net leverage ratio below 3.50:1.00 and maintenance of a net worth relative to that at the date of the Facility plus cumulative net income thereafter. As at June 30, 2025 and December 31, 2024, the Company certified that it was in compliance with the terms of the covenants.

On February 21, 2025, the Company repaid the remaining loan principal of $3 million, fully settling the outstanding debt.

As at June 30, 2025 the drawn down balance (loan principal) was $nil (December 31, 2024: $3 million).

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

9.	NON-IFRS MEASURES

The Company has included performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The non-IFRS measures do not have any standard meaning under IFRS Accounting Standards and other companies may calculate measures differently.

Adjusted EBITDA

Adjusted EBITDA excludes the effects of certain other income/expenses and unusual non-recurring items. Adjusted EBITDA is comprised of earnings before interest, taxes, depletion, including depletion and taxes relating to share of profit from associate, and share-based compensation. Management believes that this is a useful measure of the Company’s performance because it adjusts for items which may not relate to underlying operating performance of the Company and/or are not necessarily indicative of future operating results.

The table below provides a reconciliation of adjusted EBITDA for three and six months ended June 30, 2025 and 2024:

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	$’000	$’000	$’000	$’000
Net profit / (loss) from continuing operations	160	(44)	3,608	(1,028)
Project evaluation expenses	420	74	436	99
Transaction related expenses	-	-	-	400
Interest income	(76)	(63)	(105)	(92)
Interest and finance expenses	104	569	235	1,235
Adjusted tax expense[1]	1,565	805	3,168	1,490
Adjusted depletion[1]	4,017	2,004	9,767	4,059
Fair value loss on investments	205	26	26	25
Share-based compensation expense	556	353	1,313	699
Loss / (gain) on disposal	1,833	(283)	1,807	(247)
Adjusted EBITDA	8,784	3,441	20,255	6,640

1 See Adjusted revenue, depletion and tax expense below.

The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these non-IFRS measures differently.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

Adjusted revenue, depletion, tax expense and cash flow from operating activities

Adjusted revenue is a non-IFRS financial measure, which is defined as including gross royalty revenue from associated entities holding royalty interests related to Elemental Altus’ effective royalty on the Caserones copper mine. Management uses adjusted revenue to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as revenue, investors may use adjusted revenue to evaluate the results of the underlying business, particularly as the adjusted revenue may not typically be included in operating results. Management believes that adjusted revenue is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. Adjusted revenue is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Adjusted depletion, adjusted tax expense and adjusted cash flow from operating activities are non-IFRS measures which include depletion, tax and dividends from the Caserones royalty asset in line with the recognition of adjusted revenue as described above.

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	$’000	$’000	$’000	$’000
Total revenue	9,094	3,752	20,733	7,079
Revenue from Caserones	1,403	1,449	3,025	2,869
Adjusted revenue	10,497	5,201	23,758	9,948

Depletion of royalty	(3,629)	(1,637)	(9,003)	(3,265)
Depletion of Caserones	(388)	(367)	(764)	(794)
Adjusted depletion	(4,017)	(2,004)	(9,767)	(4,059)

Tax expense	(1,186)	(406)	(2,351)	(708)
Tax charge relating to Caserones	(379)	(399)	(817)	(782)
Adjusted tax expense	(1,565)	(805)	(3,168)	(1,490)

Cash flow from operating activities	13,222	378	15,594	553
Dividends received from Caserones	1,188	1,057	2,110	2,052
Adjusted cash flow from operating activities	14,410	1,435	17,704	2,605

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

Gold Equivalent Ounces

Elemental Altus’ adjusted royalty, and other revenue is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the royalty and other revenue from associates in a period by the average gold price for the same respective period. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these non-IFRS measures differently. The production forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Elemental Altus holds an interest. The production forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Elemental Altus and may be subject to uncertainty. There can be no assurance that such information is complete or accurate.

10.	FINANCING ACTIVITIES

The Company did not engage in equity transactions in the six months ended June 30, 2025.

11.	OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

12.	ACCOUNTING STANDARDS RECENTLY ADOPTED

New accounting standards effective in 2025

There was no material impact on the financial statements from new accounting standards or amendments to accounting standards, effective January 1, 2025.

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current year and have not been early adopted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

These standards are not expected to have a material impact on the Company’s current or future reporting periods.

13.	RELATED PARTY TRANSACTIONS

Key management includes the executive and non-executive directors and certain officers of the Company. Key management compensation during the three and six months ended June 30, 2025 and 2024 is as follows:

	Three months ended		Six months ended
	June 30		June 30,
	2025	2024	2025	2024
	$’000	$’000	$’000	$’000
Salary, fees, pension and professional fees	391	330	1,002	735
Share-based compensation	360	244	864	473
Total	751	574	1,866	1,208

Amounts due from related parties at June 30, 2025 of $0.36 million (December 31, 2024: $0.36 million) consists of a receivable from Akh Gold Ltd, in which the Company holds a 19.9% equity interest.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

14.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, investments, accounts receivable and other, accounts payable and accrued liabilities and borrowings which are all measured at amortized cost except for investments which are measured at fair value through profit or loss.

Discussions of risks associated with financial assets and liabilities are detailed below:

Market risk

Market risks are the risks that change in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risks by either accepting it or mitigating it through the use of economic strategies.

Commodities price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold and copper are the drivers of the Company’s profitability. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

Foreign currency risk

Foreign currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s transactions are carried out in a variety of currencies, including Sterling, Australian Dollar, Canadian Dollar and US Dollar, and West African Franc and it is exposed to movements in the US Dollar against these other currencies. The Company has not hedged its exposure to currency fluctuations.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. Interest rate risk arises from interest-bearing financial assets and liabilities that the Company uses. Treasury activities are managed using procedures and policies approved and monitored by the Board to minimize the financial risk faced by the Company. Interest-bearing assets comprise cash and cash equivalents which are considered to be short-term liquid assets, and interest-bearing liabilities comprise the loan drawn under the revolving credit facility with NBC and CIBC which bears interest at a rate of SOFR plus 2.50% - 3.75% per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings in cash and its committed liabilities.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s maximum exposure to credit risk is attributable to cash. The credit risk on cash is limited because the Company invests its cash in deposits with well capitalized financial institutions. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying the royalty portfolio. To mitigate its exposure to credit risk, the Company closely monitors its financial assets.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

Fair values

It is the Board’s opinion that the carrying values of the cash and cash equivalents, other receivables, all trade and other payables in the condensed interim consolidated statement of financial position approximate their fair values due to their short-term nature. Investments are carried at fair value, which is a Level 1 and Level 2 valuations.

Capital risk management

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The Company manages its capital structure and makes adjustments in light of changes in economic conditions and in the risk characteristics of underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, acquire debt, or sell assets. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and to take advantage of business opportunities.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

15.	OUTSTANDING SHARE DATA

Common shares

As at the date of this MD&A, the Company had 246,722,591 common shares issued and outstanding.

Stock Options and Performance Share Units

The following is a summary of Elemental Altus’ issued and outstanding stock options and PSUs at the date of this MD&A:

Type	Expiry Date	Exercise Price		Number Outstanding	Number Exercisable
Stock options
	December 20, 2027	C$	1.40	6,045,000	6,045,000
	February 28, 2029	C$	1.15	2,980,000	2,235,000
	October, 01, 2029	C$	1.31	600,000	300,000
	February, 27, 2030	C$	1.26	4,455,866	1,113,967
	July 31, 2030	C$	1.60	782,850	156,250
Altus replacement options
	August 28, 2025	C$	1.92	2,182,946	2,182,946
	February 9, 2027	C$	1.70	1,119,690	1,119,690
Restricted Share Units (“RSUs”)
	February 28, 2029		-	1,300,000	433,333
	October, 01, 2029		-	241,000	-
	February, 27, 2030		-	570,000	-
	July 31, 2030			360,000	-
Total stock options, Altus replacement options, PSU and RSUs				20,029,752	13,216,186

16.	RISKS & UNCERTAINTIES

For detailed risks and uncertainties, refer to the Annual Information Form (“AIF”) dated August 18, 2025 which is available on the Company’s SEDAR+ profile at www.sedarplus.ca

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

17.	FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information (within the meaning of applicable Canadian securities laws) (collectively, “forward-looking statements”). All statements and information, other than statements and information of historical fact, constitute “forward-looking statements” and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company’s strategy, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are generally identifiable by the use of the words “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate” and similar expressions (including negative and grammatical variations) have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Forward-looking statements involve significant risks, uncertainties and assumptions and in this MD&A include, but are not limited to: statements with respect to the Company's financial guidance, outlook, the completion of mine expansion under construction phases, and the results of exploration and timing thereof, at the mines or properties that the Company holds an interest in, future royalty payments relating to royalties and streams the Company holds an interest in, and refinancing of the debt. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this MD&A have been based on expectations, factors and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other minerals; industry conditions, including inflation, commodity price fluctuations, interest and exchange rate fluctuations; regulatory, political or economic developments in any of the countries where properties underlying the royalty, stream interests or exploration assets are located or through which they are held; risks related to the operators of the properties underlying royalty or other interest, including changes in the ownership and control of such operators; risks related to geopolitics and conflict including the impact of the war in Ukraine and USA tariffs, which has affected energy and food prices, global pandemics,, and the spread of other viruses or pathogens; influence of macroeconomic developments, which have also affected energy and food supplies; business opportunities that become available, or are pursued; title, permit or license disputes related to interests on any of the properties in which a royalty or other interest is held; loss of key employees; regulatory restrictions; litigation; fluctuations in foreign exchange or interest rates; and other factors, many of which are beyond the control of Elemental Altus. The Company assumes no responsibility to update forward looking statements, other than as may be required by applicable securities laws. The factors identified above are not intended to represent a complete list of the factors that could affect the Company.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

Qualified Person:

Richard Evans, FAusIMM, is Senior Vice President Technical of Elemental Altus. Richard Evans is a qualified person under NI 43-101, and he has reviewed and approved the scientific and technical disclosure contained in this document.